Phone:	(212) 885-5239
Fax:	(917) 332-3817
Email:	TWestle@BlankRome.com

January 28, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 “F” Street, N.E.

Washington, DC 20549

Attn: Karen Rossotto

Re:

Renaissance Capital Greenwich Funds (the “Trust”)

SEC File Nos.: 333-21311 and 811-08049

Dear Ms. Rossotto:

On behalf of the Trust and its series, the Global IPO Fund (the “Fund”), this letter is in response to the telephonic comments received from Ms. Karen Rossotto, on January 14, 2014, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A, filed with the Commission on November 29, 2013.

We have set forth below, in boldface type, the text of each comment, followed by the Trust’s responses.  The page numbers stated in the comments below reflect the
Post-Effective Amendment No. 25 filed on November 29, 2013.

General Comments

1.

Please explain why “Plus Aftermarket” was removed from the Fund’s name and why its removal is consistent with Section 35(d) of the Investment Company Act of 1940 and Rule 35(d)(1) thereunder.

Response:

“Plus Aftermarket” was initially added to the Fund’s name prior to the Fund being declared effective to comply with the Staff’s comment based on its interpretation of Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35(d)(1) thereunder.  The Fund has identified itself as the “IPO Plus Aftermarket Fund” since its inception and has disclosed this name on its website and in the prospectus.  The Adviser believes that the term “Plus Aftermarket” should be removed from the Fund’s name as this term has no meaning in the securities industry, is confusing to investors and does not provide any additional meaning to the investment objective or strategy of the Fund.

The Fund purchases IPOs at the time of their initial offering and, thereafter, in post-IPO trading.  Due to limited shares available on the IPO, the Fund purchases most of its holdings in post-IPO trading.  These post-IPO investments are limited to those that have certain characteristics as set forth in the Fund’s prospectus.  The Fund is intended to provide investors with an opportunity to purchase the stock of newly public companies, which might also be referred to as, unseasoned equities.  The Fund’s portfolio is comprised primarily of unseasoned securities that have less than three years of trading history.

Please note that, Investopedia contains a definition of an IPO ETF i.e., an exchange-traded fund that focuses on stocks that have recently held an initial public offering (IPO).  The Fund’s investment strategy is substantially similar to that of an IPO ETF as defined by Investopedia, because the Fund is primarily comprised of equities of companies that have recently been offered to the public.  By investing in such investment products, investors hope to gain exposure to IPOs during their initial introduction to the market (which does not end on the first day of trading), while diversifying their investments across a pool of IPOs from varying sectors and industries.

Based on the above, the Adviser believes that the Fund’s name, the Global IPO Fund, complies with the requirements of Section 35(d) and Rule 35(d)(1) thereunder and has elected to delete the words “Plus Aftermarket” from the Fund’s name.

2.

Explain how the Fund included the word “Global” in its name without filing a post effective amendment to its registration statement under Rule 485(a) of the Securities Act of 1933.  Please provide supplementary information to support the addition of the word “Global” to the Fund’s name.

Response:

 The Fund concurs with the Staff that the inclusion of the word “Global” to the Fund’s name should have been accomplished with the filing of a post effective amendment under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”).  However, inadvertently the Fund filed a post effective amendment under Rule 485(b) of the 1933 Act to make this change to the Fund’s name, which did not provide the Staff the ability to review or comment on the change to the Fund’s name.

In 2011, the Fund revised the disclosure in its prospectus that supported the addition of the term “Global” to the Fund’s name and the Adviser believes these changes were sufficient to meet the requirements of Section 35(d)(1) of the 1940 Act and Rule 35(d)(1) thereunder.  Based on the comment received from Ms. Rossotto on January 14, 2014, the Fund has included additional disclosure in the Summary Prospectus to support its use of the term “Global” in its name, including that the Fund invests in American Depository Receipts (ADRs).  The investment in ADRs clearly demonstrates that the Fund is economically tied to investing in countries outside the U.S. and not just meeting the minimal requirement of investing in three countries, including the U.S.

Summary Prospectus and Statutory Prospectus

3.

In the Investment Objective section on page 3, please remove the phrase “by investing in a diversified portfolio of newly public companies at the time of the IPO and in post-IPO trading” and to the extent it is not there, insert the phrase in the Principal Strategies section on page 4.

Response:

The Fund has deleted the applicable phrase from the Investment Objective section and confirms that this disclosure already appears in the Principal Strategies section.

4.

In the footnote under Annual Fund Operating Expenses on page 3, confirm that the expense limitation is in effect for one year from the date of the prospectus.

Response:

The Fund has disclosed in the footnote that the expense limitation is in effect until January 31, 2015.

5.

In the second sentence in the footnote under Annual Fund Operating Expenses on page 3, please delete the word “possible.”

Response:

Per the Staff’s request the word has been deleted.

6.

In the footnote under Annual Fund Operating Expenses on page 3, please delete the last sentence.

Response:

Per the Staff’s request the sentence has been deleted.

7.

In the Example on page 3, please confirm that the example takes into account the actual expenses waived for the full period of the waiver.

Response:

The Fund confirms that the example does take into account the actual expense waiver for the full period of the waiver.

8.

In the third sentence in the Portfolio Turnover section on page 4, please delete the word “may.”

Response:

Per the Staff’s request the word has been deleted and replaced with the word “will.”

9.

If the Fund’s annual portfolio turnover rate is greater than 100%, please disclose this in the Principal Strategies section on page 4.

Response:

The Fund has added the following disclosure.

The Fund may also purchase and sell portfolio securities without regard to the length of time held when, in the opinion of the Adviser investment considerations warrant such action, which may have the effect of increasing the Fund’s annual portfolio turnover rate in excess of 100%.

10.

Please confirm whether the Fund may borrow to purchase additional portfolio securities.  If so, in the first paragraph in the Principal Strategies section on page 4, please insert “plus any borrowings for investment purposes” following “ at least 80% of its net assets.”

Response:

The Fund has made the revisions as requested.

The Fund pursues its objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of the common stocks, American Depositary Receipts (“ADRs”), real estate investment trusts (“REITS”) and master limited partnerships (“MLPs”) (together “securities”), without regard to their market capitalization, of newly listed initial public offerings of domestic and foreign companies (“IPOs”) that are listed on a U.S. exchange. Securities may be purchased at the time of the offering or in post-IPO trading.

11.

Please disclose in the Principal Strategies section on page 4, the market capitalization of the Fund’s investments.

Response:

The Fund confirms that it does not have a requirement with respect to the market capitalization of the companies in which it may invest and, therefore, has made the revision as requested.

The Fund pursues its objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of the common stocks, American Depositary Receipts (“ADRs”), real estate investment trusts (“REITS”) and master limited partnerships (“MLPs”), plus any borrowings for investment purposes (together “securities”), without regard to their market capitalization, of newly listed initial public offerings of domestic and foreign companies (“IPOs”) that trade on a U.S. exchange. Securities may be purchased at the time of the offering or in post-IPO trading.

12.

Please disclose whether the Fund may invest in unsponsored ADRs in the Principal Strategies section on page 4, if this is a principal investment strategy, or if not then disclose as a non-principal strategy.

Response:

The Fund currently does not intend to invest in unsponsored ADRs, therefore no disclosure for unsponsored ADRs has been added to the prospectus.

13.

In paragraph 2 of the Principal Strategies section on page 4, please add additional disclosure regarding the Fund’s principal investment strategies and clarify the term “unseasoned.”

Response:

The Fund has expanded the Principal Strategies section of the Summary Prospectus by adding language previously set forth in the Item 9 disclosure, including a clarification of the term “unseasoned.”  The Principal Strategies section now reads as follows.

The Fund pursues its objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of the common stocks, American Depositary Receipts (“ADRs”), real estate investment trusts (“REITS”) and master limited partnerships (“MLPs”) (together “securities”), without regard to their market capitalization, of newly listed initial public offerings of domestic and foreign companies (“IPOs”) that trade on a U.S. exchange. Securities may be purchased at the time of the offering or in post-IPO trading.  More recently, a larger percentage of IPOs are in information technology companies which may, from time to time represent the largest sector in the Fund.

The Adviser uses its pre-IPO fundamental analysis and global IPO market analytics to select securities for the portfolio.   The Fund will purchase IPOs at the time of their initial offering and, thereafter, in post-IPO trading.  Due to limited shares available on the IPO, the Fund purchases most of its holdings in post-IPO trading.  The Fund will limit post-IPO investments to those IPOs that have the following characteristics: (i) limited research; (ii) unseasoned trading, i.e., generally less than a three year trading history; (iii) limited float; (iv) limited public ownership; (v) limited operating history; (vi) are relatively unknown in the U.S. or foreign capital markets and (vii) are under represented in core equity benchmark indices.  These characteristics distinguish these companies from established companies that trade in the broader stock market.

Securities may be held in the portfolio as long as they have the characteristics set forth above. Generally, securities may be held in the portfolio for up to three years after their initial offering.  The Fund is not required to sell a security that qualified as an IPO at the time it was purchased after the end of the three year period, and these IPO securities will continue to be included in the 80% basket for purposes of complying with Rule 35(d)(1) of the 1940 Act.

The Fund will invest without limitation in the securities of foreign issuers; specifically ADRS that represent a specified number of shares in a foreign stock and trade on a U.S. national securities exchange.  ADRs are economically tied to investing in countries outside of the U.S. Foreign investments involve certain risks not generally associated with investments in securities of U.S. issuers.  The Fund also may lend securities to broker-dealers, banks and other institutions.

The Fund also may purchase and sell portfolio securities without regard to the length of time held when, in the opinion of the Adviser investment considerations warrant such action, which may have the effect of increasing the Fund’s portfolio turnover rate in excess of 100%.

14.

Please disclose and define how long after the first day of trading of an IPO the Fund considers an IPO an IPO and what securities, for purposes of complying with the 80% test under Rule 35(d)(1), the Fund considers IPOs.  Discuss when an IPO is no longer an IPO.

Response:

The Adviser believes that, the Fund will purchase IPOs at the time of their initial offering and, thereafter, in post-IPO trading.  Due to limited shares available on the IPO, the Fund purchases most of its holdings in post-IPO trading.  The Fund will limit post-IPO investments to those IPOs that have the following characteristics: (i) limited research; (ii) unseasoned trading, i.e., generally less than a three year trading history; (iii) limited float; (iv) limited public ownership; (v) limited operating history; (vi) are relatively unknown in the U.S. or foreign capital markets and (vii) are under represented in core equity benchmark indices. These characteristics distinguish these companies from established companies that trade in the broader stock market.

Securities may be held in the portfolio as long as they have the characteristics set forth above. Generally, securities may be held in the portfolio for up to three years after their initial offering.  The Fund is not required to sell a security that qualified as an IPO at the time it was purchased after the end of the three year period, and these IPO securities will continue to be included in the 80% basket for purposes of complying with Rule 35(d)(1) of the 1940 Act.

15.

Please discuss what securities the Fund will invest in if there are not enough IPOs to comply with the 80% test under Rule 35(d)(1).

Response:

The Fund responds by stating that since the inception of the Fund this has not been an issue.  There has not been a time when the Fund failed to meet the 80% test under Rule 35(d)(1) and the Fund does not believe that this is an issue, therefore the Fund has not included any additional disclosure to address this concern.

16.

In the third paragraph of the Principal Strategies section on page 4, please explain further how the Fund complies with Rule 35(d)(1) regarding the use of the word “Global” in its name.

Response:

The Fund believes that its investments in ADRs representing a specified number of shares of foreign stocks clearly demonstrates that the Fund is economically tied to investing globally and satisfies the requirements of Rule 35(d)(1).

17.

In the fourth paragraph of the Principal Strategies section on page 4, please state specific types of options and futures in which the Fund may invest.

Response:

Options and futures are no longer principal so this disclosure has been moved to the non-principal strategies section of the prospectus.

18.

Discuss the Information Technology sector in the Principal Strategies section on page 4.

Response:

The Fund has added the following disclosure to the applicable section.

More recently, a larger percentage of IPOs are in information technology companies which, may from time to time represent the largest sector in the Fund.

19.

In the Principal Risks section starting on page 4, please disclose the risks of investing in options, futures, indexes, and short shelling.

Response:

Options, futures, indexes and short selling are no longer principal, so these risks have been moved to the non-principal risks section of the prospectus.

20.

In the Principal Risk section starting on page 4, disclose the risk of a higher portfolio turnover rate.

Response:

The Fund has added the following disclosure to the applicable section.

Portfolio Turnover Risk. A high portfolio turnover rate will result in greater brokerage commissions and transaction costs.  It may also result in greater realization of gains, which may include short-term gains taxable at ordinary income tax rates.  These costs, which are not reflected in annual fund operating expenses or in the Example, will affect the Fund's performance.

21.

In reference to the Performance section on page 7, please discuss why the S&P 500 Index and the Russell 3000 Index are appropriate benchmarks for the Fund.

Response:

The Fund believes that the S&P 500 and the Russell 3000 Index are appropriate benchmarks for the Fund because they are widely regarded by most retail investors as indicators of the overall market.  Although the S&P 500 and the Russell 3000 Index are not direct indicators of IPOs, the Fund believes that these indexes are still very important to prospective investors and to its current shareholders, therefore the Fund will continue to disclose these Indices in its prospectus.

22.

In the Performance section on page 7, please insert a parenthetical after each Index indicating that the index does not reflect fees, expenses or taxes.

Response:

The Fund has inserted the parenthetical as requested.

Global IPO Fund Average Annual Total Returns

for periods ended December 31, 2013:

	One-Year	Five-Year	Ten Year
Return Before Taxes	51.74%	10.88%	4.42%
Return After Taxes on Distributions(1)	51.74%	10.88%	4.42%
Return After Taxes on Distributions and Sale of Fund Shares(1)	29.29%	8.66%	3.51%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	[_]	[_]	[_]
Russell 3000 Index (reflects no deduction for fees, expenses or taxes)	[_]	[_]	[_]
FTSE Renaissance US IPO Capped Index (reflects no deduction for fees, expenses or taxes)(2)	[_]	[_]	[_]
FTSE Renaissance Global IPO Capped Index (reflects no deduction for fees expense or taxes)(2)	[_]	[_]	[_]

23.

In the chart under the Portfolio Manager section on page 8, please replace “since inception” with the actual year that the Fund commenced operations.

Response:

The Fund has made the revisions as requested.

Name	Title with Adviser	Date Began Managing the Fund

Linda R. Killian	Portfolio Manager	1997
William K. Smith	Head Trader	1997

24.

In the Tax Information section on page 8, insert the following sentence after the second sentence, “Dividends and capital gains on Fund shares invested in a tax-deferred account will be taxed when withdrawn from the tax-deferred account.”

Response:

Per the Staff’s request the sentence has been added.

25.

In the Implementation of Investment Objective section on page 9, please delete the words “one or more of”.

Response:

Per the Staff’s request the words have been deleted, although this disclosure now appears in the Summary Prospectus under the Principal Strategies section.

26.

In the Investment Policies and Techniques section on page 9, please clarify what policies and techniques are principal and what are non-principal.

Response:

Per the Staff’s request the Fund has clarified the principal and non-principal policies.

27.

In the Investment in Foreign IPOs section on page 10, please state any risks that relate specifically to investing in foreign IPOs and/or emerging markets.

Response:

The Fund has stated risks that relate specifically to investments in foreign IPOs and will add the following disclosure to the applicable section.

Risks of Investing in Emerging Markets.  Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

28.

In the Additional Investment Techniques section on page 11, discuss risks of purchasing OTC derivatives.

Response:

The Fund has no current intention of purchasing OTC derivatives, therefore there is no disclosure required.

29.

In the Tax Consequences section on page 19, disclose tax consequences that relate to investments in Master Limited Partnerships and how these may impact investors.

Response:

The Fund has added the following disclosure to the applicable section.

MLPs do not pay U.S. federal income tax at the partnership level. Rather, each partner is allocated a share of the partnership's income, gains, losses, deductions and expenses. A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income.

Statement of Additional Information

30.

In the Restrictions on the Use of Futures Contracts section on page 4, in the second sentence of the first full paragraph please delete the words “purchase price” and replace them with “market value.”

Response:

The Fund has made the revisions as requested.

Under those requirements, where the Fund has a long position in a futures contract, it may be required to establish a segregated account (not with a futures commission merchant or broker, except as may be permitted under SEC rules) containing cash or certain liquid assets equal to the market value of the contract (less any margin on deposit).

31.

In the Restrictions on the Use of Futures Contracts section, on page 4, in the third sentence of the first full paragraph please delete the words “market value” and replace them with “notional value” and add the phrase “and are marked to market daily” after the term “futures contracts.”

Response:

The Fund has made the revisions as requested.

For a short position in futures or forward contracts held by the Fund, those requirements may mandate the establishment of a segregated account (not with a futures commission merchant or broker, except as may be permitted under SEC rules) with cash or certain liquid assets that, when added to the amounts deposited as margin, equal the notional value of the instruments underlying the futures contracts and are marked to market daily (but are not less than the price at which the short positions were established).

32.

In the Borrowing section on page 8, in the third sentence, please replace “three business days” with “three days excluding Sundays and holidays.”

Response:

The Fund has made the revisions as requested.

Should the Fund, for any reason, have borrowings that do not meet the above test then, within three days excluding Saturdays, Sundays and holidays, the Fund must reduce such borrowings so as to meet the necessary test.

33.

In the Portfolio Holdings section on page 9, update and amend this section as necessary to be in compliance with N-1A Item 16(f)(1).

Response:

The Fund has made the following changes to the Portfolio Holdings section.

Statutory Portfolio Holdings Disclosure.   As required by Section 30 of the 1940 Act, the Trust mails to shareholders its annual and semi-annual reports within 60 days after the end of said periods.  Such reports, which contain, among other items, a list of the Fund’s portfolio holdings, are filed with the SEC electronically on Form N-CSR within 10 days of mailing.  In addition, Form N-Q, which contains a list of the Fund’s portfolio holdings as of the end of the Fund’s first and third fiscal quarters, is filed electronically with the SEC within 60 days after the end of said periods.  The Fund does not disclose its portfolio holdings except that the Trust makes the Fund’s portfolio holdings available on its website shortly after Form N-CSR is filed with the SEC.

34.

In the Management of the Global IPO Fund section on page 10, in the Trustees and Officers chart please add “past 5 years” after “Other Directorships Held.”

Response:

The Fund has made the revisions as requested

Name, Address and Birth Year (a)	Position(s) Held with the Trust	Length of Service (b)	Principal Occupations(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen (c)	Other Directorships Held in the past 5 years

35.

In the Board Composition and Leadership Structure section on page 12, state if the Board Governance Committee would consider nominations from shareholders to the extent that there was a vacancy.

Response:

The Fund has added the following sentence to end of the second paragraph of the Board Composition and Leadership Structure section.

Although the Board of Directors does not have a standing Nomination Committee, the Board will consider nominations of qualified candidates from shareholders to fill vacancies on the Board.

*    *    *    *    *    *    *    *    *    *

In connection with the foregoing responses to the above comments, the Trust acknowledges that:

•

the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5239.

Very truly yours,

/s/ Thomas R. Westle

Thomas R. Westle